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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-28761

                           NOTIFICATION OF LATE FILING

(Check One):    / / Form 10-K        / / Form 11-K         / / Form 20-F
                /X/ Form 10-QSB      / /Form N-SAR

     For Period Ended:   Fiscal Quarter Ended October 31, 2000
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/ /  Transition Report on Form 10-K         / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F         / /  Transition Report on Form N-SAR
/ /  Transition Report on Form 11-K

     For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant               JagNotes.com Inc.
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Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and Number)
                         226 West 26th Street, Studio D
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City, state and zip code          New York, New York  10001
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                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

Registrant requires additional time to complete certain disclosure information necessary to accurately complete Form 10-QSB for the period ending October 31, 2000. Registrant has entered into several contractual obligations and requires more time to ensure that such contracts are properly accounted for under generally accepted accounting principles. Registrant will file such report on or before December 20, 2000.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Stephen R. Russo           732                   919-0078
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            (Name)              (Area Code)         (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            /X/ Yes      / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            /X/ Yes      / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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During the three months ended October 31, 2000 the Company continued its trend of incurring significant net losses. In addition, as a result of the recent depressed stock price of the Company, uncertainties exist with respect to the Company's ability to receive the full benefit of the remaining proceeds of approximately $8,700,000 of the equity financing agreement described in the Form 10-KSB previously filed with the Securities and Exchange Commission. Such proceeds are crucial to the Company's ability to achieve its desired operational results.

                                JagNotes.com Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     December 15, 2000                  By  /s/ Gary Valinoti
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                                               Name: Gary Valinoti
                                               Title: President and
                                                      Chief Executive Officer